FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

January 28, 2008

Item 3: News Release:

A news release dated and issued on January 28, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Adds Strategic Land Holding to Golden Summit Project

Item 5: Full Description of Material Change:

January 28, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   announce that it has completed the purchase of a strategic parcel of land adjoining its Golden Summit property outside Fairbanks, Alaska.  The acquisition of this land, comprising 301.5 acres of private ground plus three additional State claims, is key to any long term development at Golden Summit.

Given the hilly topography of much of the Golden Summit property, this flat-lying tract of land was previously selected as the ideal spot in which to locate our existing bulk sample processing plant.  The lease that had been in place to cover the portion of these private lands where the plant and tailings facilities are located has been terminated, and production royalties that had been associated with the previous lease agreement have been waived as part of the larger land acquisition.

These 312 acres are directly adjacent to the Steese Highway and power lines, and represents the only practical access to the gold mineralization currently identified in the Cleary Hill and Tolovana areas.  In addition to the broad extent of flat lying ground, this parcel is ideally situated with respect to its abundance of processing water (being at the confluence of a number of streams) and on-site gravel.  The large stockpiles of sand and gravel on the property will be a valuable asset in any future project expansions, and the Company will continue to investigate the sale of these gravels for local use as has been undertaken in the past.

Proposed Reform of the 1872 Mining Law

Many shareholders have been questioning what impact recently proposed legislation changes to the 1872 Mining Law may have on the Company.  In November of last year, the U.S. House of Representatives passed the Hardrock Mining and Reclamation Act of 2007, which would update mining laws that have been in place since 1872 and add new royalties on minerals on Federal public lands.  The U.S. Senate has also begun to hold its own hearings on the proposed legislative changes.  While we believe that some form of new royalty structure will likely be implemented, we are pleased to report that the majority of our current land holdings will not be affected by any such legislative changes.

At our Almaden project in Idaho, approximately 90% of the gold resources previously reported on the property are situated on private ground that is currently held under long term lease.  The remaining 10% of the currently identified resources are located on BLM administered Federal ground that would be subject to any mining law amendments.  Our Rob and Vinasale projects, consist of State of Alaska and Doyon Native Corporation lands, and are also not subject to any new Federal royalties.   At Golden Summit, our property position is comprised of both patented and Federal claims.  Of the 5,000 foot long zone of mineralization currently identified in the Cleary Hill and Tolovana areas, approximately 50% of this zone is located on private ground held under long term lease, while the remaining 50% is located on BLM administered Federal ground. Almost all of the gold targets and historical underground gold mines in an area 2 miles to the east that will be the focus of our next regional step-out exploration drilling later in the year are also located on private ground.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program aimed at further expanding the size of the resource and is in the process of generating a new 43-101 resource prior to undertaking new economic evaluations in 2008.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.   Freegold has also discovered many new high-grade veins and bulk tonnage shear zones in its 40,100-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of bulk sampled material has commenced, and in addition to on-going bulk sampling of additional areas found to contain high grade surface mineralization, the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.  Exploration has also commenced on the Vinasale property in Alaska, where geophysical and surface sampling programs have recently been completed, and on the Rob property in Alaska, where recent drilling has intersected high-grade gold (29.0 g/t over 13 feet and 20.1 g/t over 13.5 feet) in Pogo-style, near surface quartz veins.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604-662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 28th day of January 2008.